February 17, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:    John Reynolds, Assistant Director

Re:	China BCT Pharmacy Group, Inc.
Amendment No. 11 to Registration Statement on Form S-1
File No. 333-165161

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of February 14, 2011 with respect to the above-referenced filing on the Company’s behalf.  Amendment No. 11 to the Company’s Registration Statement on Form S-1 reflecting the changes in disclosure described in this letter is also being filed today.

Security Ownership of Certain Beneficial Owners and Management, page 98

1.
We note your response to comment two in our letter dated February 4, 2011.  We also note your disclosure both on page 19 that “the issuance and sale of the Preferred Shares, when converted, will result in the issuance of an additional 9,375,000 shares of common stock” and on page 61 that “the Preferred Shares will represent 18.5% of the outstanding share capital of the Company.”  It appears that the preferred shares will be issued within 60 days of the effectiveness of the registration statement and therefore should be included in the beneficial ownership table.  Please revise this section accordingly.

Response:
We have revised the beneficial ownership table to include disclosure regarding the Preferred Shares to be issued to Milestone Longcheng Limited as well as the Common Stock issuable upon conversion of the Preferred Shares.  We have also revised the text of the prospectus to clarify that the voting percentages referenced in the text with regard to the Preferred Shares were calculated on a fully-diluted basis.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,

      /s/ Thomas Wardell
Thomas Wardell

Attachments

cc:           Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
Jeffrey Li, Esq.
James Thornton, Esq.
Doug Eingurt, Esq.